Exhibit 99.1

Four Seasons Education Announces Receipt of NYSE Non-Compliance Letter Regarding ADS Trading Price

SHANGHAI, January 24, 2022 /PRNewswire/ -- Four Seasons Education (Cayman) Inc. (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading Shanghai-based education company, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated January 6, 2022, notifying Four Seasons Education that it is below compliance standards due to the trading price of Four Seasons Education's American depositary shares (the “ADSs”).

Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above $1.00 by six months following the receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, Four Seasons Education intends to monitor the market conditions of its listed securities and is still considering its options.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and improve students' comprehensive performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchanges, including its ability to cure any non-compliance with the NYSE's continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai-based education company dedicated to providing comprehensive educational services. The Company's vision is to unlock students' intellectual potential through high quality and effective education that can profoundly benefit students. The Company's proprietary educational service offerings are designed to cultivate students' interests and enhance their cognitive and logical thinking abilities. The Company's faculty is led by a group of experienced senior educators, including recognized scholars and award-winning teachers. Over the years, the quality of the Company's educational services has been demonstrated by its student outstanding performance.

For more information, please visit http://ir.sijiedu.com.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com